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                           Sullivan & Cromwell
                            125 Broad Street
                           New York, NY 10004
                        Telephone: (212) 558-4000
                        Facsimile:  (212) 558-3588






                                                      November 21, 1995




VIA FACSIMILE

Mr. Richard D. Katcher,
   Wachtell, Lipton, Rosen & Katz,
      51 West 52nd Street,
         New York, New York  10019-6150.

            Re:   CBI Confidentiality Agreement

Dear Dick:

            We are in receipt of your November 20 draft confidentiality agreement in connection with Praxair's proposed acquisition of CBI. Praxair is prepared to execute such agreement in the form of the November 20 draft, but only with the changes noted on the enclosed mark-up of such draft.

            Praxair, as a bidder for CBI, has a unique status among interested participants in the process. The entry into the November 20 draft of the confidentiality agreement, without the changes noted, would materially prejudice Praxair, among other things, because it would force Praxair to terminate its current tender offer and all related actions in furtherance of such tender offer.

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            I would like to reiterate that Praxair continues to insist that it receives the same access to information and individuals at CBI and its subsidiaries as that received by other interested third parties in terms of both substance and timing. Please indicate to me at (212) 558-3653 or Joseph B. Frumkin at (212) 558-4101 whether the enclosed mark-up is acceptable.



                                                Very truly yours,


                                                /s/ Neil T. Anderson
                                                Neil T. Anderson

(Attachment)

cc:   David H. Chaiftez
      (Praxair, Inc.)
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                             November 20, 1995




Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut  06810-5113

Gentlemen:

            You have requested information concerning CBI Industries, Inc. (the "Company") in connection with a possible transaction with the Company
or its shareholders.   Except as required by law or judicial process, you
will treat confidentially any information furnished to you by or on behalf of the Company (the "Evaluation Material"; provided, however, that the term "Evaluation Material" does not include, and your confidentiality obligations hereunder do not apply to, information which was or becomes generally available on a non-confidential basis or information which is available to you or becomes available to you from a third party not known by you to be under any obligation of confidentiality).

            You will not use the Evaluation Material in any way detrimental to the Company or its shareholders; provided, however, that you may disclose any Evaluation Material to your directors, officers, employees, agents, advisors or financial institutions which are potential financing sources who need to know such information for the purpose of evaluating the transaction (it being understood that they shall be informed by you of the confidential nature of such information and that by receiving such information they are agreeing to be bound by this agreement).

            In the event that you are requested in any proceeding to disclose any Evaluation Material, you will give the Company prompt notice of such request so that the Company may seek an appropriate protective order. If in the absence of a protective order you are nonetheless compelled by an order of a court of competent jurisdiction to disclose Evaluation Material, you may disclose such information without liability hereunder; provided, however, that you give the Company written notice of

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the information to be disclosed as far in advance of it's disclosure as is practicable and, upon the Company's request and at the Company's expense, use your reasonable efforts to obtain assurances that confidential treatment will be accorded to such information.

            You hereby acknowledge that you are aware of the restrictions imposed by the United States securities laws on any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

* PLEASE INSERT RIDER A HERE.

* PLEASE DELETE THE TEXT IN THE SQUARE-BRACKETS BELOW:

            [For a period of two years from the date hereof you and your affiliates will not (and you and they will not assist or, encourage others to), directly or indirectly, unless specifically requested in writing in advance by the Company:

         (i) acquire or agree, offer, seek or propose to acquire (or request permission to do so), ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any of the Company's assets or businesses or any securities issued by the Company, or any rights or options to acquire such ownership (including from a third party), or

        (ii) seek or propose to influence or control the Company's management or the Company's policies (or request permission to do so), or

       (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing (or request permission to do so).]

            You shall not make any disclosure concerning the subject matter of the prior paragraphs, including that you are having or have had discussions with the Company, and the Company will not make disclosure of such discussions which identifies you or your affiliates as parties thereto, except as the party making such disclosure reasonably believes is required by law.

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            For two years from the date hereof you will not, except with the prior consent of the Company, (i) initiate contact (except for those contacts made in the ordinary course of business) with any executive or key employee of the Company regarding its business, operations, prospects or finances, and (ii) directly solicit for hire any person with whom you have had contact during the course of your investigation relating to a possible transaction with the Company or its shareholders and known to you to be employed by the Company in an executive capacity.

* PLEASE DELETE THE TEXT IN THE SQUARE BRACKETS IN THE PARAGRAPH BELOW:

            Notwithstanding anything in this agreement to the contrary, the Company agrees that if any Evaluation Material is provided to any other party in connection with a possible transaction with the Company or its shareholders on terms as regards the matters described in this agreement which are less restrictive to such other party than those contained in this agreement are to you, then this agreement will be deemed to have been modified to provide you with the benefit of such less restrictive terms, and the Company will provide you with an amended agreement reflecting such terms. [If the Company publicly announces a definitive agreement with a third party for a transaction involving the acquisition of a majority of the outstanding voting power of the Company by such third party, or a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (unless all or substantially all of the individuals and entities who were the beneficial owners of the outstanding voting power of the Company immediately prior to such transaction would beneficially own 60% or more of the outstanding voting power of the corporation resulting from such transaction), then the restrictions contained in the two paragraphs immediately preceding the preceding paragraph will be deemed to have been terminated to the extent necessary to allow you to make a proposal for a transaction which would result in a per share value which is higher than the per share value expected to be realized in such publicly announced transaction between the Company and a third party. If a transaction with a third party of the type described in the preceding sentence is consummated, then the restrictions contained in the preceding three paragraphs will be deemed to have been terminated.]

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            Upon the Company's request you will promptly redeliver to the
Company or destroy all copies of the Evaluation Material and will destroy all memoranda, notes and other writings prepared by you or your directors, officers, employees, agents or affiliates based on the Evaluation Material. You understand that neither the Company nor any of its representatives or advisors makes any representation or warranty as to the accuracy or completeness of any Evaluation Material which may be furnished to you. You agree that neither the Company nor its representatives or advisors shall have any liability to you or any of your representatives resulting from the use of the Evaluation Material.

            You and the Company agree that money damages would not be a sufficient remedy for any breach of this agreement by you or the Company or your or the Company's directors, officers, employees, agents or affiliates, and that in addition to all other remedies the Company or you, as the case may be, shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and you and the Company further agree to waive, and to use your or the Company's reasonable efforts to cause your or the Company's directors, officers, employees, agents or affiliates to waive, any requirements for the securing or posting of any bond in connection with such remedy.

            This agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflict of laws principles or rules.

            This agreement shall terminate upon the second anniversary hereof.

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            If you are in agreement with the foregoing, please so indicate by signing and returning one coy of this agreement which will constitute an agreement between you and the Company with respect to the matters set forth herein.

                                          Very truly yours,

                                          CBI INDUSTRIES, INC.


                                          By:


Confirmed and Agree to:

PRAXAIR, INC.


By:
      Name:
      Title:
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                    RIDER A

     Notwithstanding anything in this agreement to the contrary, you and your affiliates shall be entitled to disclose certain Evaluation Material, or summaries thereof, in filings made pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the current tender offer, dated November 3, 1995, by PX Acquisition Corp. for securities of the Company, as such offer may be amended from time to time (the "Offer"), if you reasonably believe such disclosure is required by the Exchange Act in connection with continuing or consummating the Offer.